

February 26, 2014

Via E-mail
J. Miguel Fernandez de Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, GA 30305

> **Re: ExamWorks Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response Dated January 31, 2014**
> **Response Dated February 7, 2014**
> **File No. 001-34930**

Dear Mr. Fernandez de Castro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 13 – Segment and Geographical Information, page F-39

1.   We reviewed your response to prior comments 1 and 2. Your chief operating decision maker appears to regularly review operating results (e.g., revenues, revenue forecasts, actual revenues compared to budget and adjusted EBITDA) at the country level. Please explain in greater detail why you do not believe these countries represent your operating segments as defined under FASB ASC 280-10-50-1.

2.   Please provide us a summary of key financial information by country for each of the last five calendar years and the latest interim period, as well as each subsequent calendar year

and interim period for which you have budgeting information. The key financial information for each country may include, but not be limited to, revenues, income from operations, income before taxes, adjusted EBITDA, capital expenditures and identifiable assets. Please show each profit measure both in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your financial statements.

3.   We note your response to prior comment 4. Please expand your segment disclosure in the future filings to:

- Present revenues from external customers by service category. You may combine the revenues from immaterial service categories into one category; and
- Disclose the fact that it is impracticable for you to disclose revenues from certain service categories, if applicable.

We refer you to FASB ASC 280-10-50-40 for further guidance.

Note 14 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

4.   We reviewed your response to prior comment 5. The consolidating balance sheet in Attachment A has investments in subsidiaries in the parent and guarantor subsidiaries columns. However, it does not appear you have included the equity income (loss) of these investments in subsidiaries in the parent and guarantor subsidiaries columns of your consolidating statement of operations as required by Rule 3-10(i) of Regulation S-X. Please advise or provide us the revised disclosure you will include in future filings.

5.   In the consolidating statement of cash flows shown in Attachment A, please also explain why the amounts in the guarantor subsidiaries column of the intercompany investments and other line item are now reflected as investing activities, rather than financing activities. It appears, on a net basis, the guarantor subsidiary column of the consolidating balance sheet has a large intercompany notes payable balance due to receiving amounts lent from the parent. Please advise or provide us the revised disclosure you will include in future filings.

J. Miguel Fernandez de Castro
ExamWorks Group, Inc.
February 26, 2014
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining